FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman / TRW

November 2002

NORTHROP GRUMMAN

DEFINING THE FUTURE

Safe Harbor Statement

Certain statements and assumptions in these materials contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include governmental regulatory processes, the company's ability to complete the acquisition of TRW, to realize the preliminary estimates contained herein for accounting conformance and purchase accounting valuations for TRW, which can only be finalized after close of the transaction and which may materially vary from these estimates, to successfully integrate the operations of TRW, to complete the announced sale of the TRW automotive sector, assumptions with respect to future revenues, expected program performance, cash flows, and returns on pension plan assets, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and the company after giving effect to any mergers, divestitures or other transactions involving the companies, successful negotiation of contracts with labor unions, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and overall demand for ships, military and civilian electronic systems and support, military aircraft, information technology and electronic components, as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

NORTHROP GRUMMAN

DEFINING THE FUTURE

Northrop Grumman + TRW = New Powerhouse

- Sustainable growth in defense spending
- Best positioned portfolio
- Strong relationships with all DoD & Intelligence customers
- Strengthened system-of-systems integration
- Strong acquisition integration track record
- Solid financial performance & balance sheet
- Excellent, highly visible, double-digit growth prospects



Focused on Growth in Shareholder Value

Strong Defense Sector Outlook


US DoD Procurement & RDT&E
$BN
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
1990
1993
1996
1999
2002
2005E
Appropriations
Outlays

- 6% - 8% CAGR (2002-2007E) in appropriations and outlays
- NOC/TRW positioned in high priority, faster growing sweet spots - C4ISR, space, NMD and ships
- Homeland Security initiatives provide additional growth

Source: Department of Defense

★ Current NOC 2004 Appropriations Estimate

Positioned to Capture Growth & Likely Plus-Ups

The Persistent Strategy

- Build portfolio of technologies essential to system-of-systems, network centric warfare across all platforms and services
- Aggressively pursue emerging opportunities
- Apply advanced technologies and human capital across the company
- Constantly improve program and financial performance



TRW Adds the Last Major Building Block

NORTHROP GRUMMAN

DEFINING THE FUTURE

Culmination of System of Systems Strategy


Shooter
Sensor
Sensor -To- Shooter
System -Of- Systems
C4ISR
Information Warfare
Information

Land → Sea → Air → Space → Cyberspace

NORTHROP GRUMMAN

DEFINING THE FUTURE

NOC Ideally Aligned with Future Defense Needs...

Core Competencies	21st Century Defense Needs	Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships, ICBM
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	Classified Space, JSTARS, E-2C, Guardrail, AWACS, Hunter, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, LITENING
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Milstar, Deepwater
Information Operations	MISSILE DEFENSE	SBIRS Low, SBIRS High, Integrated ISR, Battle Management, Laser Weapons
Navigation & Guidance Systems	HOMELAND SECURITY	
Satellite Systems		
Lasers		

•TRW Strengthens / TRW Adds

Northrop Grumman / TRW Revenue Synergy

- **“Top-tier” status yields “Seat at the Table” for system of systems**
- **Combination provides unparalleled pool of technical talent**
- **Will yield significant growth in:**
  - Missile Defense
  - Space
  - Tactical systems
  - Intelligence programs
  - Information warfare
  - Homeland Security
- **Provides access to important new customers**
  - Adds Army, NOAA, NASA, MDA to NOC customer base
  - Adds Navy to TRW customer base

NOC / TRW – Adding Strength to Strength

How NOC Improves TRW	How TRW Improves NOC
▸ Scale to apply technology leadership ▸ Financial strength to compete as Tier-One ▸ New customer - Navy ▸ Extensive airborne and naval platform integration expertise ▸ Expands customer contacts, Washington presence, and Congressional support ▸ Creates expanded opportunities for employees	▸ Adds critical space node to "system of systems" ▸ More closely aligned with vision of network-centric warfare ▸ Major missile defense player ▸ New customers – Army, MDA, NASA, NOAA ▸ Recognized leader in critical technologies ▸ Substantial presence with intelligence agencies and additional cleared personnel

Combination Enhances Shareholder Value

Highly Capable, Experienced Operating Team

Electronic Systems	Information Technology	Integrated Systems	Newport News	Ship Systems	Systems	Space & Electronics
						
Bob Iorizzo PRESIDENT	**Herb Anderson** PRESIDENT	**Scott Seymour** PRESIDENT	**Tom Schievelbein** PRESIDENT	**Phil Dur** PRESIDENT	**Don Winter** PRESIDENT	**Tim Hannemann** PRESIDENT

- **229 officers and 210 "ready-now" candidates**
- **Very experienced incumbents**
- **Deep bench for the future**
- **Management compensation aligned with value creation**

Recent News Has Been Outstanding

Northrop Grumman	TRW
▸ Won DD(X)	▸ Won SBIRS-Low
▸ Won Deepwater	▸ Won NPOESS
▸ Won NSA Trailblazer	▸ Won Next Generation Space Telescope
▸ Won Immigration Service	▸ 2002E backlog up $5 billion
▸ Excellent cash generation	▸ 2002E defense operating profits up >25%*

* Operating profits exclude unusual income and expense, which are included in GAAP operating profit

Recent Wins Accelerate Momentum

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman / TRW Operations Outlook

NORTHROP GRUMMAN

DEFINING THE FUTURE

Leadership in Key Business Areas

	Electronic Systems	Information Technology	Integrated Systems	Ship Systems/ Newport News	Systems	Space and Electronics
2003E Revenue	~$6.1B	~$4.7B	~$3.7B	~$5.2B	~$3.9B	~$2.5B
	– Airborne Radars – C^4ISR – Electronic Warfare – Navigation & Guidance – Military Space – Homeland Security	– C^4ISR – Government IT Infrastructure – Science & Technology – Information Security/ Assurance – Enterprise Solutions – Homeland Security	– Tactical Aircraft – Long Range – Unmanned – Airborne Early Warning & Surveillance – Air-to-Ground Surveillance – Airborne Jamming	– Naval Systems Integrator – Aircraft Carriers – Attack Submarines – Surface Combatants – Amphibious Assault Ships – Auxiliary Ships	– Command, Control and Intelligence – Digitized Battlefield – ICBM Sys. Mgmt. – Missile Defense BMC^3 – Defense/Civil Software Application Dev. – Information Warfare – Homeland Security	– Intelligence, Surveillance, Reconnaissance – Laser Weapons – Military SATCOM – Scientific Satellites – Military Avionics – Cutting-edge Micro-electronics

Electronic Systems – Strong Growth & Margin Expansion

2002E – 2005E Growth Drivers:

- **C4ISR 14 - 16% CAGR**
  - International air defense, networked systems, naval
- **Space 15 - 20% CAGR**
  - SBIRS Hi /Lo, surveillance payloads, classified
- **Defensive Systems 10 - 12% CAGR**
  - IRCM, EO targeting, EW, laser systems
- **Aerospace 5 - 6% CAGR**
  - F-16 family, F-22, F-35, AWACS, MESA, MP-RTIP, Longbow, Comanche


Sales
CAGR ~10%
Sales $B
Margin Rate % of Sales
0
1
2
3
4
5
6
7
8
0
2
4
6
8
10
12
14
2001*
2002E
2003E
2004E
2005E

*Normalized for LIT acquisition

Premier Sensor & EW Systems Provider

NORTHROP GRUMMAN
DEFINING THE FUTURE

Information Technology – Growing Revenue & Cash Flow

2002E – 2005E Growth Drivers:

- **Government IT 10% CAGR:**
  - GTN-21, INS, Deepwater, DD(X), Intelligence
- **Commercial IT 10 - 15% CAGR:**
  - INS, managed services
- **Enterprise IT 10 - 15% CAGR:**
  - Expect reseller business rebound from 9/11

Margin expansion exceeds growth

Robust cash flows



Sales
CAGR ~12%
Sales $B
Margin Rate % of Sales
0
1
2
3
4
5
6
7
8
2001*
2002E
2003E
2004E
2005E

***Normalized for LIT acquisition**

Premier Federal Government IT Provider

Integrated Systems – New Platforms Drive Growth

2002E - 2005E Growth Drivers:

- **ACS 8-10% CAGR:**
  - F-35, Global Hawk, MP/RTIP, B-2 Upgrades
- **AEW/EW 15-20% CAGR:**
  - Advanced Hawkeye/RMP, FOSJ/ICAPIII
- **AGS/BM 8-10% CAGR:**
  - JSTARS upgrades, MC2A

2003-05 margin rates reflect ramp-up in high priority development programs


Sales
CAGR ~11%
Sales $B
Margin Rate % of Sales
0
1
2
3
4
5
0
2
4
6
8
10
12
2001
2002E
2003E
2004E
2005E

Positioned for Long-term Growth

Newport News – Solid Program Base

2002E – 2005E Highlights

- Stable revenues
- Predictable cash flow
- $5B+ backlog
- CVN(X) advance funding
- Submarine production


Sales $B
Margin Rate % of Sales
0
1
2
3
0
2
4
6
8
10
12
2001
2002E
2003E
2004E
2005E

Strong Earnings and Cash Flow

NORTHROP GRUMMAN
DEFINING THE FUTURE

Ship Systems – Major Wins Drive Growth

2002E - 2005E Growth Drivers

- **Surface Combatants 25-30% CAGR:**
  - DD(X), Deepwater, DDG-51
- **Amphibs & Auxiliaries 15-20% CAGR:**
  - LPD, LHD 8
- **LCS, Diesel Subs, Cruiser Conversion**

2003-05 margin rates reflect ramp-up in high priority development programs



Sales
CAGR ~21%
Sales $B
Margin Rate % of Sales
0
1
2
3
4
5
6
7
8
9
10
2001*
2002E
2003E
2004E
2005E

*Normalized for LIT acquisition

Positioned for Long-term Growth

TRW Systems – Exceptional Outlook

2002E – 2005E Growth Drivers:

- **Backlog**
  - $4.5B at year-end 2002
  - Up $500 million in 2002
- **Major program wins**:
  - Ground-based Midcourse Defense Segment
  - Center for Disease Control
  - Force XXI Battle Command Brigade & Below
  - Joint National Integration Center
  - ICBM enhancements


Sales
CAGR ~10%
Sales in $B
Margin as a % of Sales*
0
1
2
3
4
5
6
7
8
9
2001
2002E
2003E
2004E
2005E

*Margins conformed to NOC methodology

Leading Integrator of Complex, Mission-enabling Systems

TRW Space & Electronics – Major Wins Drive Growth

2002E – 2005E Growth Drivers

- **Backlog**
  - $8.5B at year-end 2002
  - Up $4.5B in 2002
- **Major program wins**
  - NPOESS
  - AEHF
  - JSF
  - Webb Space Telescope
  - SBIRS-low


Sales
CAGR ~15%
Sales $B
Margin Rate % of Sales*
0
1
2
3
4
0
2
4
6
8
10
12
2001
2002E
2003E
2004E
2005E

*Margins conformed to NOC methodology

A Leader in Satellites, Lasers and Avionics

NORTHROP GRUMMAN

DEFINING THE FUTURE

Best-Positioned Program Portfolio in the Industry

Production Programs	Growth Drivers	Future Programs
Aircraft Carriers	F-35	Advanced Hawkeye
DDG-51	Global Hawk	Space-based radar
F-18	DD(X)	Littoral Combat Ship
Submarines	Deepwater	Navy UCAV
B-2	LPD	NATO AGS
LHD	International Air Defense	International air defense
Fire control radars	Trailblazer	Homeland security
Surveillance radars	Immigration Service	Information Operations
Apache Longbow	SBIRS High / Low	Advanced Laser weapons
ICBM	C4ISR Networked Systems	Major Systems Integration
SIGINT Satellites	NPOESS	Advanced Sensors
	Force XXI BCBB	

Pipeline Drives Growth in Sales and Profits

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman / TRW Integration

Integration Is a Core NOC Competency...

Diligence & Valuation	Sector Stand-up	Fully Integrated Operations
▸ Disciplined and organized process ▸ Multi-disciplinary team ▸ Contract by contract projections build-up ▸ DCF-based valuation	▸ Multi-disciplined integration team ▸ Well-honed, rapid, full spectrum integration process ▸ Identify cost savings & synergy opportunities ▸ "Best of the Best" – people and processes	▸ High level of visibility into operational and financial performance ▸ Cost savings, synergy, debt reduction targets achieved
▸ TRW 2002 better than expected ▸ TRW Backlog higher than assumed in due diligence	▸ Automotive deal announced ▸ TRW S&E and Systems functioning as stand-alone sectors	▸ Proven track record of 15 acquisitions successfully integrated ▸ LIT & NNS complete

TRW Integration Will Be Straight-forward

...Supported by Disciplined Operating Processes


Operational Improvements
Contract Review
Excellent Operating Performance
Synergy Realization
Management Incentives

Focus is on Execution

NORTHROP GRUMMAN

DEFINING THE FUTURE

Results in Demonstrated Ability to Manage Debt



Debt/Total Capital
80%
70%
60%
50%
40%
30%
20%
10%
0%
Grumman Vought
Westinghouse
Logicon
INRI
Ryan / DPC / Cal Microwave
Comptek Sterling Fed Data Navia Aerostructures Sale
LIT Aerojet NNS
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman / TRW Financial Outlook

TRW Accelerates Growth


Double-digit CAGR
2005E:
~65% Firm
& Follow-on
Revenue $ Billions
35
30
25
20
15
10
5
0
2001A
2002E
2003E
2004E
2005E
ES
IT
IS
Ships
TRW Systems
TRW Space
Revenue Synergy

Transaction Uncertainties Materially Reduced

- **Aeronautical Systems sold -- $1.5 billion**
- **Auto sale announced - $4.725 billion**
  - Anticipate $3.9 - $4.0 billion cash proceeds
  - $3.76 billion initial cash
  - $368 million initial equity – expected reduction to ~$200 million with equity sell down by close
  - $600 million debt
- **Strong Cash Generation 2002E**
  - $1 billion from operations at TRW ($400 million from SS&E)
  - $1.1 billion from operations at NOC
- **Execute tax plan**
- **Strong balance sheet**
  - pro forma debt to capital ~25% by year-end 2002

NORTHROP GRUMMAN
DEFINING THE FUTURE

Strong Balance Sheet Following Transaction


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Net Debt/Total Capital
NOC stand alone
NOC + TRW
TRW Acquisition increases NOC debt capacity and financial flexibility
2002E
2003E
2004E
2005E

- Assumes share price of $100 per share and pro forma for sale of auto
- Includes B2 tax payment and TRW transaction costs

NORTHROP GRUMMAN
DEFINING THE FUTURE

Updated Economic EPS Guidance*



$7.75-$8.30
($0.34)
(a)
($0.42)
(b)
$0.05
(c)
($0.09)
(d)
$7.00-$7.50
$6.10-$6.20
15-20% Growth Year over Year
2002 Guidance
2003 Guidance July 1, 2002
2003 Current

(a) Transferred from continuing operations to discontinued operations.
(b) Reflects increased share issuance for TRW transaction due to decline in stock price from $130 to below $112
(c) Increased margin due to recent NOC / TRW program wins.
(d) Reflects actual auto sale terms and overall TRW transaction accounting assumptions.

* See Explanation of Economic Earnings

Updated Cash from Operations Guidance


Discontinued Operations
Polar Tanker & Block 60 Reserves
~$1.1B
~$1.25B
($100M)
($100M)
~$1B
2002 Guidance NOC Alone
2003 Guidance July 1, 2002 Combination
2003 Current Combination

NORTHROP GRUMMAN

DEFINING THE FUTURE

FAS Accounting Does Not Drive Pension Funding

- **Most NOC Pension plans still over funded**
- **Funding driven by ERISA not FAS**
  - Different actuarial methods
  - Much smoother results
  - Less short-term market sensitivity
  - Better visibility of future funding
- **Cash contributions are allowable costs in Government Contracting**
- **Recoverability method**
  - Cost reimbursable: all costs recoverable
  - Fixed price: priced to recover contributions

2003 Cash Contributions Will Not Vary Materially From 2002

NOC + TRW = Greater Value for Shareholders

Top Line Revenue Growth

- ~$25B to $26B in 2003
- ~Double-digit growth in 2004 and 2005

Segment Operating Margin

- 2003 ~8.5%
- 2004 ~9.0%
- 2005 approaches 10%

Economic Earnings*

- 2003 between $7.00 and $7.50
- 2004 between $7.90 and $8.40
- Double-digit growth in 2005

Cash from Operations

- Approximately $1B in 2003 - before B-2 tax payment
- $1.5B+ in 2004
- Approximately $2B in 2005 and growing thereafter

* See Explanation of Economic Earnings

NORTHROP GRUMMAN

DEFINING THE FUTURE



Northrop Grumman / TRW Wrap-Up

NOC Shareholders

- Greatly expands opportunities in high priority areas of a growing defense budget
  - Missile Defense
  - Space
  - Tactical systems
  - Intelligence programs
  - Information warfare
- Expands growth in sales, earnings and free cash flow
- Strong balance sheet facilitates shareholder value enhancement
- Demonstrated ability to integrate acquisitions and create value
- Management compensation aligned with shareholders

NOC Shareholders Should Vote for the Transaction

TRW Shareholders

- Will own 38% of nation's premier defense company
- Obtain financial strength to fully apply TRW technologies
- Gain top tier scale and access to platforms critical to the system of systems network centric warfare segment of defense budget
- Realize accelerated future growth and performance
- Avoid risks inherent in separation of auto business
- Receive significant transaction premium despite recent decline in auto and defense segment market valuations

TRW Shareholders Should Vote for the Transaction

Northrop Grumman + TRW = New Powerhouse

- Sustainable growth in defense spending
- Best positioned portfolio
- Strong relationships with all DoD & Intelligence customers
- Strengthened system-of-systems integration
- Strong acquisition integration track record
- Solid financial performance & balance sheet
- Excellent, highly visible, double-digit growth prospects



Focused on Growth in Shareholder Value

Appendix

NORTHROP GRUMMAN

DEFINING THE FUTURE

Explanation of Economic Earnings

Reconciliation of Projections - GAAP to Economic Earnings

(in millions, except per share)

	2002E		2003E		2004E	
Income from Continuing Operations before Taxes [1]	$ 974	$ 990	$ 1,686	$ 1,823	$ 2,034	$ 2,178
Add back						
Amortization of Purchased Intangibles	165	165	264	264	264	264
Pension Expense(Income)	(90)	(90)	*	*	*	*
Economic Earnings before Taxes from Continuing Operations	1,049	1,065	1,950	2,087	2,298	2,442
Effective Tax Rate	*31%*	*31%*	*32%*	*32%*	*34%*	*34%*
Taxes	325	330	624	668	781	830
Economic Earnings from Continuing Operations	724	735	1,326	1,419	1,517	1,612
Preferred Dividend	(24)	(24)	(24)	(24)	(24)	(24)
Economic Earnings from Continuing Operations Available to Shareholders	$ 700	$ 711	$ 1,302	$ 1,395	$ 1,493	$ 1,588
Diluted Weighted Average Shares Outstanding	114.7	114.7	186	186	189	189
Economic Earnings per Share	$ 6.10	$ 6.20	$ 7.00	$ 7.50	$ 7.90	$ 8.40

(1) For 2003 and 2004, before pension expense/income.

* Due to the uncertainty of pension asset returns for 2002 and potential changes to actuarial assumptions, the company cannot provide an estimate for pension expense / income.

NORTHROP GRUMMAN

DEFINING THE FUTURE

TRW Systems and Space & Electronics – 2003E Performance and Margin Reconciliation

2003E Segment ($ Millions)	Systems	Space & Electronics	Combined	Change from 2002E
Sales	$3,900	$2,500	$6,400	+13%
Operating Profit –TRW Method	295	225	520	+26%
NOC Adjustments				
CAS Pension	87	87	174	
Amort of purchased intangibles	(52)	(52)	(104)	
Corporate expense allocation	(10)	(10)	(20)	
Other	1	3	4	
Operating Profit – NOC Method	321	253	574	
Margins per TRW Methodology	7.6%	9.0%	8.1%	+0.8%
Margins per NOC Methodology	8.2%	10.1%	9.0%	

NORTHROP GRUMMAN

DEFINING THE FUTURE

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholder meetings relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov as they become available.